Free Writing Prospectus dated October 7, 2020	Filed pursuant to Rule 433
(to Prospectus dated October 2, 2020 and	Registration Statement No. 333-249255
Preliminary Prospectus Supplement dated October 7, 2020)

$1,000,000,000 2.032% Notes due 2030 (the “Notes”)

Final Term Sheet

October 7, 2020

Issuer:	Smith & Nephew plc (the “Issuer”)
Security Description:	Senior Notes
Trade Date:	October 7, 2020
Settlement Date*:	October 14, 2020 (T+4)
Maturity Date:	October 14, 2030
Aggregate Principal Amount:	$1,000,000,000 (the “Aggregate Principal Amount”)
Price to Public:	100.000% of the Aggregate Principal Amount
Coupon:	2.032%
Interest Payment Dates:	April 14 and October 14, commencing April 14, 2021
Benchmark Treasury:	0.625% due August 15, 2030
Benchmark Treasury Price and Yield:	98-16+, 0.782%
Spread to Benchmark Treasury:	125 basis points
Yield to Maturity:	2.032%
Make Whole Call:	At any time prior to July 14, 2030 at a discount rate of Treasury rate plus 20 bps
Par Call:	On or after July 14, 2030, 100%

Tax Redemption:	100%
Change of Control Repurchase Event:	Put at 101%
Gross Proceeds to Issuer:	$1,000,000,000
Underwriting Discount:	0.450% of the Aggregate Principal Amount
Net Proceeds to Issuer (before expenses):	$995,500,000
Day Count Fraction:	30/360 (following, unadjusted)
Business Days:	New York and London
Governing Law:	New York
Listing:	Application will be made for the Notes to be listed on the New York Stock Exchange.
CUSIP:	83192P AA6
ISIN:	US83192PAA66
Denominations/Multiple:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.
Ratings**:	Baa2 (Moody’s) BBB+ (S&P)
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC
Bookrunners:	Bank of China Limited, London Branch HSBC Securities (USA) Inc. Mizuho Securities USA LLC SG Americas Securities, LLC SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

**A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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The Issuer has filed a registration statement (including the Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering. Before you invest, you should read the Preliminary Prospectus Supplement and the Prospectus in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and Preliminary Prospectus Supplement from BofA Securities, Inc. by calling toll free +1-800-294-1322 or J.P. Morgan Securities LLC by calling collect +1-212-834-4533.

If this document has been distributed by electronic transmission, such as e-mail, then such transmission cannot be guaranteed to be secure or error-free as information could be intercepted, corrupted, lost, destroyed, arrive late or incomplete, or contain viruses. The sender therefore does not accept liability for any errors or omissions in the contents of this document, which may arise as a result of electronic transmission.

MiFID II product governance / Professional investors and ECPs only target market: Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.